Exhibit 99.(i)(17)

August 5, 2013

Turner Funds

1205 Westlakes Drive, Suite 100

Berwyn, Pennsylvania  19312

Ladies and Gentlemen:

We have acted as special Massachusetts counsel to Turner Funds, a Massachusetts business trust (the “Trust”), in connection with the filing with the Securities and Exchange Commission (“SEC”) of Post-Effective Amendment No. 78 to the Trust’s Registration Statement on Form N-1A, File No. 333-00641 (the “Post-Effective Amendment”), registering an indefinite number of Class I Shares (to be designated as “Institutional Class Shares”) and Class II Shares (to be designated as “Investor Class Shares”) of beneficial interest (collectively the “Shares”) of the Turner Emerging Markets Fund, a series of the Trust (the “Fund”), under the Securities Act of 1933, as amended (the “1933 Act”).

You have requested our opinion as to the matters under Massachusetts law set forth below in connection with the filing of the Post-Effective Amendment.  For purposes of rendering that opinion, we have examined the Agreement and Declaration of Trust, as amended, of the Trust (the “Declaration of Trust”), the By-Laws of the Trust, as amended, resolutions adopted by the Board of Trustees of the Trust on May 17, 2013 that provide for the formation of the Fund and issuance of the Shares, and we have made such other investigation as we have deemed appropriate.  We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion; we have also relied on a certificate of an officer of the Trust.  In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind.  We have not verified any of those assumptions.

Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the laws of the Commonwealth of Massachusetts that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust.  We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that:

1.              The Shares to be issued pursuant to the Post-Effective Amendment have been duly authorized for issuance by the Trust; and

2.              When issued and paid for upon the terms provided in the Post-Effective Amendment, the Shares to be issued pursuant to the Post-Effective Amendment will be validly issued, fully paid, and nonassessable.  In this regard, however, we note that the Trust is a Massachusetts business trust, and under certain circumstances, shareholders of a Massachusetts business trust could be held personally liable for the obligations of the trust.

This opinion is rendered solely in connection with the filing of the Post-Effective Amendment.  We hereby consent to the filing of this opinion with the SEC in connection with the Post-Effective Amendment.  In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/ K&L GATES LLP